SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 2, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures: One Nokia stock exchange release dated November 2, 2018:

•                  Exercises with stock options of Nokia Corporation

Nokia Corporation

Stock Exchange Release

November 2, 2018 at 9:00 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 41 500 Nokia shares were subscribed for between September 25 and October 29, 2018. The subscription price was EUR 2.08 per share for 19 000 shares and EUR 2.35 per share for 22 500 shares. The total amount of the subscription price, EUR 92 395.00, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The new shares carry all the shareholder rights as of the registration date November 2, 2018. The shares are expected to commence trading in Nasdaq Helsinki as of November 5, 2018, and in Euronext Paris as of November 6, 2018, together with other Nokia shares (NOKIA). Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

The amount of Nokia shares after registration of the shares in the Trade Register is 5 635 592 159 shares.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2018	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal